August 26, 2024

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Valeria Franks
Rufus Decker
Alyssa Wall
Dietrich King

Re:	Amazon Holdco Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed August 5, 2024
File No. 001-42176

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 21, 2024, concerning Amendment No. 1 to Registration Statement on Form 10-12B (the “Registration Statement”) of Amazon Holdco Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Information Statement attached as Exhibit 99.1 to the Registration Statement filed on August 5, 2024, and page references in the responses refer to page numbers in the Information Statement (the “Information Statement”) attached as Exhibit 99.1 to Amendment No. 2 to the Registration Statement on Form 10 submitted on the date hereof (the “Amended Registration Statement”).

Registration Statement on Form 10-12B

Risk Factors

Risks Related to Our Common Stock

Our amended and restated certificate of incorporation will designate certain courts…, page 70

1.

We note your disclosure that your exclusive forum provision “does not apply to claims brought under the Exchange Act.” However, Article Nine of your Amended and Restated Certificate of Incorporation of Amazon Holdco Inc. does not exclude claims under the Exchange Act. Please revise to address the discrepancy.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised Section 1 of Article Nine of the Amended and Restated Certificate of Incorporation at page 8 of Exhibit 3.1 to the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 96.

2.

Please revise the pro forma balance sheet to reflect the new capital structure of the registrant (i.e., common stock and preferred stock) and disclose the number of shares authorized, issued and outstanding on a pro forma basis.

Company Response: The Company respectfully acknowledges the Staff’s comment and has made revisions to both the Capitalization table on page 88 of the Amended Registration Statement and the pro forma financial statements disclosure on pages 96 through 99 of the Amended Registration Statement to align formats between the two disclosures in the Amended Registration Statement in response to the Staff’s comment.

Note 7 – Earnings per Share, page 112

3.

We read your response to prior comment 5 and the updated disclosure on page 103 stating no pro forma adjustments related to Jacobs RSUs were made to the pro forma financials as this amount is not material. However, disclosure on page 112 appears to suggest that effect of Jacobs RSUs cannot be reasonably estimated and depends on several factors. Please revise for consistency.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103 of the Amended Registration Statement in response to the Staff’s comment to clarify that the pro forma adjustments do not include the effect of SpinCo common stock issued in respect of the acceleration of Jacobs RSUs, since the number, and expense associated with, such shares cannot be reasonably estimated and will depend on several factors, including the record date for the distribution, the distribution date and volatility in, and the prevailing prices of, shares of SpinCo common stock and Jacobs common stock. The Company also respectfully advises that certain share numbers, as well as certain information tied to those share numbers, remain blank at this time as such information is dependent upon the distribution ratio and other factors not yet determined, which will be included in a subsequent filing.

General

4.

We note your disclosure regarding the amendments to the Amentum credit facilities and finance agreements, including but not limited to the new Amentum credit agreement and new SpinCo credit agreement. As appropriate, please file forms of these agreements as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K

Company Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response to Comment No. 6 in the Company’s Comment Response Letter, dated May 10, 2024, with respect to the SpinCo Commitment Letter. As discussed with the Staff, the Company is not party to, or subject to the terms of, the definitive documentation for indebtedness of Amentum, including the Amentum notes and the existing Amentum credit facilities, until closing of the transactions. As discussed with the Staff, and as noted in the prior comment letter response (and on pages 258 and 259 of the Amended Registration Statement), once the Company becomes party to the definitive documentation related to material indebtedness of Amentum that is in effect at or after the closing of the transactions, the Company will file that documentation as an exhibit to a Current Report on Form 8-K in connection with the closing of the transactions.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Patrick S. Brown at (310) 712-6603 or Alan J. Fishman at (212) 558-4113.

Sincerely,

/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer
Amazon Holdco Inc.

cc:	Justin C. Johnson, Jacobs Solutions Inc.
Priya Howell, Jacobs Solutions Inc.
Patrick S. Brown, Sullivan & Cromwell LLP
Alan J. Fishman, Sullivan & Cromwell LLP
Karessa L. Cain, Wachtell, Lipton, Rosen & Katz